*Owner/Operator of Parche & Jaji*

Sophia Akbar, born and raised in Walnut Creek, California, embodies a blend of Afghan-American heritage and Californian roots. Growing up between Afghan traditions at home and American life outside, Sophia developed a deep appreciation for both worlds, particularly the roles that food and hospitality play in connecting with others. Her childhood is filled with memories of family gatherings, where her grandmother's cooking—especially her signature mantu, delicate Afghan dumplings that she helped make by hand—sparked her love for food and cultural storytelling.

**Sophia's journey into the restaurant world started when she became a host at Teleferic in Walnut Creek in 2016.**

**There, her knowledge of cuisine and love for hospitality naturally led her to roles in event management and business operations at Calavera in Oakland in 2017.**

**When the pandemic hit, she and her husband Paul Iglesias co-managed Canela in 2019-2022 with a small, close-knit team, an experience that sharpened her entrepreneurial skills.**

**Together, they went on to open Parche in 2023, a celebration of Paul's Colombian heritage, and are now preparing to launch Jaji in 2025—a space set to redefine Afghan-American cuisine in a contemporary, lively, and welcoming atmosphere.**

Through Jaji, Sophia invites the Bay Area community to experience Afghan culture in a way that is sexy, lively, and warmly matriarchal, honoring tradition while embracing the modern.

With a degree in international relations from St. Mary's College, Sophia brings an informed perspective to bridging cultures—an approach she applies to both her restaurants and her own family. Inspired by the strong, independent women in her life, including her resilient mother, her self-assured grandmother, and her trailblazing great-aunt, Sophia is committed to honoring and celebrating her heritage through all aspects of life. At home, she and her husband Paul strive to create a space where their two children embody both their Afghan and Colombian roots, fostering a sense of pride and understanding in their cultural identities. This same vision comes alive at Parche and Jaji, where Sophia and Paul showcase their unique backgrounds, creating warm, inviting spaces for guests to experience the richness of both cultures.

As a mother, restaurateur, and community advocate, Sophia strives to curate spaces that are welcoming, sophisticated, and infused with a spirit of connection. In her free time, she enjoys the natural beauty of The Bay Area, sharing good food and conversation with family, and cherishing moments with her grandfather, who continues to be a grounding presence in her life at 85 years old.

Sophia joined Athletic Club Oakland as the Hospitality Director and Managing Member in 2025, where she currently serves today.